March 7, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:      Brainstorm Cell Therapeutics, Inc.
         Form 10-KSB for Fiscal Year Ended March 31, 2005
         File No. 333-61610

Ladies and Gentlemen:

      On behalf of our client, Brainstorm Cell Therapeutics, Inc. (the "Company"), set forth below is the Company's response to the comment of the Staff of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated February 8, 2006 to Mr. Yoram Drucker, the Company's Chief Operating Officer.

      The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We have been authorized by the Company to deliver its response to the Commission's comment set forth below. The response pertaining to the Company set forth in this letter was prepared by the Company in consultation with its counsel, BRL Law Group LLC, and its auditors, Ernst & Young.

General

COMMENT 1. We note from your November 4, 2004 Form 8-K/A filed February 14, 2005 that you are required to register the common shares underlying the warrants issued in your July 8, 2004 Research and License Agreement and your July 8, 2004 consulting agreements. We also note your requirement to maintain effectiveness of these registration statements for specified periods of time. Please explain to us in detail why you apparently do not classify these warrants as liabilities and mark any changes in value through earnings under paragraphs 14-18 of EITF 00-19. Please reference the authoritative literature you relied upon to support your position.

RESPONSE:

On July 12, 2004, the Company entered into a Research and License Agreement ("R&L Agreement") with Ramot at Tel Aviv University ("Ramot") pursuant to which the Company was granted an exclusive, worldwide, royalty-bearing license to use Ramot's technology to develop products. In consideration for the license, the Company paid an upfront fee of $100,000. In addition, on November 4, 2004, in accordance with the requirements of the R&L Agreement, the Company issued Ramot a warrant to purchase 10,606,414 shares, representing 29%, of the Company's issued and outstanding common stock immediately following the completion of an investment (or series of investments) in the Company of $750,000 (a "Qualified Investment") at an exercise price of $0.01 per share (the "Warrant"). The Company also entered into consulting agreements in connection with the R&L Agreement. The consultants also were granted warrants to purchase shares of the Company's common stock (the "Consultant Warrants").

On July 18, 2005, based on correspondence between the parties and a clarification letter dated June 1, 2005, the Company entered into a Registration Rights Agreement with Ramot (the "Registration Rights Agreement"), pursuant to which the Company agreed to prepare and file a registration statement for the resale of the shares issued or issuable upon exercise of the Warrant. The filing of the registration statement was to occur no later than 21 months from the date of the R&L Agreement (which date was July 12, 2004) and the Company agreed to use its best efforts to cause the registration statement to be declared effective on or before April 12, 2006. None of the R&L Agreement, the Warrant, the Registration Rights Agreement, the consulting agreements or the Consultant Warrants requires the Company to pay liquidated damages or other penalties to Ramot or others if the Company fails to file or cause the effectiveness of the resale registration statement by such deadlines.

The Company evaluated its accounting for the Warrant and the Consultant Warrants in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company's Own Stock".

According to EITF 00-19, a company must value and classify derivative financial instruments as equity if they are:

-Contracts that require physical settlement or net-share settlement
-Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12 to 32 of EITF 00-19 have been met.

It was clear to the Company that the Warrant and the Consultant Warrants could only be settled by physical or net-share settlement and that no provisions in the warrant agreements permitted or required any net-cash settlement.

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

In making its detailed analysis, the Company first considered whether it could deliver unregistered shares to satisfy its obligation under the Warrant and the Consultant Warrants.

According to paragraph 14 of EITF 00-19, the following factors needed to be satisfied to support of an equity classification:

      1. Ensure that the Derivative Securities can be settled in unregistered shares.
      2. Demonstrate that a failed registration statement has not occurred within six months of the classification assessment date.
      3.    Determine that the other conditions of EITF 00-19 are met.

With respect to the first factor, the Company issued the Warrant and the Consultant Warrants pursuant to the R&L Agreement. The Company issued the Warrant and the Consultant Warrants in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In addition, the Warrant and the Consultant Warrants contain no provision that makes the Company's ability or obligation to satisfy its share delivery obligations thereunder dependent on its ability to deliver "registered" shares. In fact, the Warrant and the Consultant Warrants are immediately exercisable, while the Company's obligation to file a registration statement was not immediate. The registration statement is intended for resales of the unregistered, restricted securities issued or issuable by the Company upon Ramot's exercise of the Warrant or the consultants' respective exercises. In addition, the Company's obligation to cause the registration statement to be declared effective is on a "best effort" basis.

With respect to the second factor, paragraph 14 of EITF 00-19 explicitly provides that, unless there has been a failed registration statement by an issuer within the six months prior to the classification assessment date, delivery of unregistered shares is within the control of the issuer. To the extent such facts are relevant to determining how to classify the Warrant and the Consultant Warrants, the Company has not had a failed registration statement in the last six months.

With respect to the third factor, additional conditions must be met for a contract to be classified as equity. The Company's assessment is that each of the conditions was satisfied as detailed below:

Para. 19 - "The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative could remain outstanding"

Satisfied. The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock. Although the number of shares underlying the Warrant was not known until the Qualified Investment, the decision to enter into Qualified Investment was under the control of the Company and the Company had the ability to consummate an investment agreement only if it had sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock. In Section 6 of the Warrant and the Consultant Warrants, the Company agreed to maintain sufficient amounts of shares available and reserve for issuance upon exercise of the Warrant and the Consultant Warrants.

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

Para. 20-24 - "The contract contains an explicit limit on the number of shares to be delivered in a share settlement."

Satisfied. The Company granted Ramot the Warrant to purchase 29% of the issued and outstanding shares of the company immediately following the completion of an investment in the Company of $750,000. At the time the R&L Agreement was signed, a Qualified Investment had not yet occurred but the Company was negotiating the terms of such investment with several potential investors. Although the number of shares underlying the Warrant did not become fixed until the Qualified Investment was consummated, the decision whether to enter into a Qualified Investment transaction was under the control of the Company.

Para. 25 - "There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC."

Satisfied. None of the agreements between the (i) Company and (ii) Ramot or the consultants require that the Company pay a cash or other penalty to Ramot or the consultants if the Company fails to make timely filings with the SEC.

Para. 26 - "There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions)."

Satisfied. Neither Ramot nor the consultants have any contractual rights to receive any such "top-off", "make-whole", or other similar payments from the Company.

Para. 27-28 - "The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares"

Satisfied. The R&L Agreement, the Warrant and the Consultant Warrants do not require net-cash settlement.

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

Para 29-31 - "There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract."

Satisfied. There are no provisions, such as preferential payments upon liquidation or bankruptcy, which may indicate that the rights of Ramot or the consultants rank higher than other holders of the Company's common stock.

Para. 32 - "There is no requirement in the contract to post collateral at any point or for any reason."

Satisfied. There is no circumstance that requires the Company to post collateral of any kind at any point or for any reason.

Conclusion
Based upon the above analysis, the Company determined that the conditions contained in EITF 00-19 were met and that classification of the Warrant and the Consultant Warrants as equity was appropriate.

      If you have any questions with regard to this response, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 399-6935.

                                                           Very truly yours,

                                                           /s/Thomas B. Rosedale
                                                           ---------------------
                                                           Thomas B. Rosedale

cc:      Mr. Jim B. Rosenberg
         Mr. Mark Brunhofer
         Mr. Kevin Woody
         (Securities and Exchange Commission)

         Mr. Yoram Drucker
         Mr. David Stolick
         (Brainstorm Cell Therapeutics, Inc.)

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